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FIRM / AFFILIATE OFFICES
September 16, 2020 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn:	Valian A. Afshar Christina Chalk Office of Mergers and Acquisitions

Re:	Pfenex Inc. Schedule TO-T Filed by Pelican Acquisition Sub, Inc. and Ligand Pharmaceuticals Incorporated Filed on August 31, 2020 File No. 005-88253

Ladies and Gentlemen:

On behalf of our client, Ligand Pharmaceuticals Incorporated (“Ligand”) and its wholly-owned subsidiary Pelican Acquisition Sub, Inc. (“Purchaser” and together with Ligand, the “Filing Parties”), we submit this letter setting forth the responses of the Filing Parties to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 4, 2020 (the “Comment Letter”) with respect to the Schedule TO-T filed with the Commission by the Filing Parties on August 31, 2020. Concurrently with the filing of this letter, the Filing Parties have filed Amendment No. 2 to the Schedule TO-T (the “TO Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Exhibit (a)(1)(i) – Offer to Purchase

General

1.

We note that on pages 4, 33 and 55 of the Offer to Purchase, you indicate that the Offer conditions may be asserted by you “regardless of the circumstances giving rise to any such conditions.” Please revise the statements on pages 4 and 33 to qualify them consistent with the following parenthetical that is included after that statement on page 55: “(except if any breach of the Merger Agreement or other action or inaction by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition).”

September 16, 2020

Response: The Filing Parties acknowledge the Staff’s comment and the statement “regardless of the circumstances giving rise to any such conditions” on pages 4 and 33 of the Offer the Purchase has been amended and qualified with the parenthetical “(except if any breach of the Merger Agreement or other action or inaction by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition).”

Procedures for Accepting the Offer and Tendering Shares, pages 16-19

2.

We note the following statement: “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion.” Please revise this statement (and similar statements throughout the Offer to Purchase) to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.

Response: The Filing Parties acknowledge the Staff’s comment and the statement “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion” and other similar statements throughout the Offer to Purchase has been amended to include the following language at the end of the statement “subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction”.

3.

We note the following statement: “Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.” Reserving the right to interpret (i.e., determine whether an offer condition has been satisfied or “triggered”) an offer condition in the bidder’s sole discretion raises issues regarding an illusory offer. Please revise.

Response: The Filing Parties respectfully acknowledge the Staff’s comment and in response the Filing Parties have revised the last sentence under the heading “Determination of Validity” in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase to read as follows: “Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our reasonable judgement.”

Source and Amount of Funds, pages 27-28

4.

Because you take the position that your financial condition is not relevant to a decision by a shareholder whether to tender Shares and accept the Offer, please disclose the risk that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Please also clarify the priority in right of payment that the holders of CVRs would have in relation to your other creditors and holders of your capital stock. Finally, please discuss the possible effect of a bankruptcy filing on the CVR payment obligation.

Response: In response to the Staff’s comment, the following language will be added both (i) after the last bullet point under the heading “Is your financial condition relevant to my decision to tender into the Offer?” in the Summary Term Sheet of the Offer to Purchase, and (ii) at the end of Section 9 – “Source and Amount of Funds” of the Offer to Purchase:

September 16, 2020

“While, for the reasons stated above, we do not believe our financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer:

•

Ligand’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Purchaser to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Ligand and Purchaser than those accorded to general unsecured creditors under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Ligand’s and Purchaser’s secured obligations to the extent of the collateral securing such obligations;

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, in each case of Ligand’s subsidiaries; and

•

the filing of a bankruptcy petition by, or on behalf of, Ligand or Purchaser may prevent Ligand or Purchaser, as applicable, from making some or all payments that become payable with respect to the CVRs.”

Conditions to the Offer, pages 53-55

5.

We note that the introductory paragraph of this section indicates that the Purchaser has “rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law” that are in addition to those conditions listed in this section. Similarly, the first bullet point on page 54 also references, without describing, conditions incorporated through the Merger Agreement. Please revise this section to expressly include any such rights or obligations as Offer conditions that must be satisfied or waived as of the Expiration Date.

Response: The Filing Parties acknowledge the Staff’s comment and have replaced the introductory paragraph to Section 15 – “Conditions to the Offer” in the Offer to Purchase with the following:

“Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law (such rights to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Extensions of the Offer”), we will not be required to accept for payment or pay for, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:”

September 16, 2020

Further, the Filing Parties have replaced the seventh bullet following the introductory paragraph to Section 15 – “Conditions to the Offer” with the following:

“•    Pfenex fails to deliver a certificate of Pfenex, executed by an executive officer of Pfenex, certifying that the conditions to the Offer set forth in the three immediately preceding bullets have been satisfied;”

6.

Please refer to the last paragraph in this section on page 55 of the Offer to Purchase. If an Offer condition is “triggered” while the Offer is pending, in our view, the bidder must promptly inform shareholders whether it will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” in the bidder’s “sole discretion” is inconsistent with your obligation in this regard. While you have clarified that this discretion is “subject to the rules of the SEC,” it is not clear what this means in this context. Please revise.

Response: The Filing Parties confirm their understanding that, if an Offer condition is triggered while the Offer is pending, and Purchaser determines to proceed with the Offer, this constitutes a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser may be required to extend the Offer and/or circulate new disclosure to shareholders. In that regard, the Filing Parties have revised the disclosure to clarify that Ligand and the Purchaser will notify shareholders whether or not a condition to the Offer has been waived by adding the following as a new paragraph after the last paragraph in Section 15 - “Conditions of the Offer” in the Offer to Purchase:

“Notwithstanding the foregoing, Ligand and the Purchaser will promptly inform shareholders if a material condition to the Offer has been waived and file an amendment to the Schedule TO. The failure of Ligand or the Purchaser to assert a condition to the Offer that is not satisfied at the Expiration Date shall be deemed to constitute a waiver by Ligand and the Purchaser of such condition to the Offer. In addition, depending on the materiality of the waived condition and the number of days remaining in the Offer, Ligand and the Purchaser may be required to disseminate additional tender offer materials and/or extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.”

*    *    *    *

September 16, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (858) 523- 3962 or my colleague, Anthony Gostanian, at (858) 523-3969.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush
LATHAM & WATKINS LLP

cc:	John L. Higgins, Chief Executive Officer, Ligand Pharmaceuticals Incorporated R. Scott Shean, Esq., Latham & Watkins LLP Anthony Gostanian, Esq., Latham & Watkins LLP